CUSIP No. 871565107	SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Synalloy Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871565107

(CUSIP Number)

Paul Douglass

Christopher Hutter

UPG Enterprises LLC

1400 16th Street, #250

Oak Brook, IL 60523

(630) 822-7000

Thomas A. Monson, Esq.

Jeremy A. Casper, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 871565107		SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON UPG Enterprises LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,401

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 723,401

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 871565107		SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul Douglass

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 723,401

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 723,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107		SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher Hutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 723,401

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 723,401

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $1.00 per share (the “Shares”), issued by Synalloy Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4510 Cox Road, Suite 201, Richmond, Virginia 23060.

Item 2.  Identity and Background.

The persons filing this statement are UPG Enterprises LLC, a Delaware limited liability company (“UPG”), Paul Douglass, a citizen of the United States of America (“Douglass”), and Christopher Hutter, a citizen of the United States of America (“Hutter” and, together with UPG and Douglass, the “Reporting Persons”).

The principal business address of UPG, and the business address of each of Messrs. Douglass and Hutter, is 1400 16th Street, #250, Oak Brook, IL 60523.

UPG is primarily engaged in the business of operating a diversified portfolio of industrial companies.  Messrs. Douglass and Hutter each own 50% of the issued and outstanding membership interests in UPG and are currently the two managers of UPG.  As such, Messrs. Douglass and Hutter are each in a position to determine the investment and voting decisions made by UPG.  Each of Messrs. Douglass’s and Hutter’s present principal occupation or employment is serving as a manager of UPG.

None of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

The Reporting Persons are parties to that certain Group Agreement (as defined in Item 4) with Privet Fund LP, Privet Fund Management LLC and Ryan Levenson (collectively, “Privet”).  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and Privet.  It is the understanding of the Reporting Persons that Privet will file a separate Schedule 13D/A with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act.  Reference is made to such Schedule 13D/A for information concerning Privet and its investment in the Issuer.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 723,401 Shares. The aggregate purchase price of the Shares was approximately $9,224,274.26 million (excluding commissions). The source of funding for these Shares was the general working capital of UPG.

Item 4.  Purpose of Transaction.

On March 3, 2020, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) with Privet. Pursuant to the Group Agreement, the Reporting Persons and Privet agreed, among other things, to form a group for the purpose of engaging in discussions with the Issuer regarding means to enhance stockholder value. The Reporting Persons and Privet believe that combining their complementary expertise, skill sets and perspectives will be beneficial in discussions with the Issuer and enhancing value for stockholders. The foregoing description of the Group Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)         The aggregate percentage of Shares reported owned by each person named herein is based upon 9,033,854 Shares outstanding as of November 8, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

The Reporting Persons may be deemed to beneficially own 723,401 Shares, constituting approximately 8.0% of the outstanding Shares.

Privet has represented to the Reporting Persons that it beneficially owns 1,535,507 Shares. Collectively, the Reporting Persons and Privet may be deemed to beneficially own 2,258,908 Shares, which represents approximately 25.0% of the outstanding Shares.

CUSIP No. 871565107	SCHEDULE 13D

Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. The Reporting Persons expressly disclaim beneficial ownership of the 1,535,507 Shares beneficially owned by Privet.

(b)         UPG has sole voting power and sole dispositive power with regard to 723,401 Shares held directly by it.  Each of Messrs. Douglass and Hutter, by means of his relationship to UPG described in Item 2, has shared voting power and shared dispositive power with regard to such Shares.

(c)          Information regarding all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons is set forth in Exhibit 3 attached hereto, which is incorporated herein by reference. All such transactions were purchases of Shares effected in the open market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 3, 2020, the Reporting Persons and Privet entered into the Group Agreement as defined and described in Item 4 above. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

1.           Joint Filing Agreement of the Reporting Persons.

2.           Group Agreement, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, UPG Enterprises LLC, Paul Douglass and Christopher Hutter, dated March 3, 2020.

3.           Transactions in the Shares of the Issuer During the Last 60 Days.

CUSIP No. 871565107	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2020

UPG Enterprises LLC

By:	/s/ Christopher Hutter
	Name:	Christopher Hutter
	Title:	Manager

/s/ Paul Douglass
	Name:	Paul Douglass

/s/ Christopher Hutter
	Name:	Christopher Hutter